

INSPIRE
PEOPLE
FEEL
GOOD
LIVE
BETTER
FEET FIRST

**Brown Shoe Company**
Investor Day 2012
*June 27, 2012*

# Safe harbor statement -- Under the private securities litigation reform act of 1995

This presentation contains certain forward-looking statements and expectations regarding the company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These risks include (i) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (ii) intense competition within the footwear industry; (iii) rapidly changing fashion trends and purchasing patterns; (iv) customer concentration and increased consolidation in the retail industry; (v) political and economic conditions or other threats to the continued and uninterrupted flow of inventory from China, where ASG has manufacturing facilities and both ASG and Brown Shoe Company rely heavily on third-party manufacturing facilities for a significant amount of their inventory; (vi) Brown Shoe Company's ability to utilize its new information technology system to successfully execute its strategies, including integrating ASG's business; (vii) the ability to recruit and retain senior management and other key associates; (viii) the ability to attract and retain licensors and protect intellectual property rights; (ix) the ability to secure/exit leases on favorable terms; (x) the ability to maintain relationships with current suppliers; (xi) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; (xii) the ability to source product at a pace consistent with increased demand for footwear; (xiii) the impact of rising prices in a potentially inflationary global environment; and (xiv) the ability of Brown Shoe Company to execute on the first phase of its portfolio realignment. The company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption Risk Factors in Item 1A of the company's Annual Report on Form 10-K for the year ended January 28, 2012, which information is incorporated by reference herein and updated by the company's Quarterly Reports on Form 10-Q. The company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.  In this presentation, the company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures.  In particular, the company provides historic and estimated future operating earnings, net earnings and earnings per diluted share adjusted to exclude certain gains, charges and recoveries, which are non-GAAP financial measures.  These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the company's core operating results.  These measures should not be considered a substitute for or superior to GAAP results. Please refer to the company's website, brownshoe.com, for press releases dated March 3, 2010, March 15, 2011 and May 18, 2012, for a reconciliation of GAAP operating earnings, earnings and earnings per diluted share to adjusted operating earnings, earnings and earnings per diluted share.



BROWN
SHOE COMPANY



Our mission

INSPIRE
PEOPLE
FEEL
GOOD
LIVE
BETTER
FEET FIRST



Our vision

MOST FAVORED
MOST VALUED
ON HER FEET
IN HER CLOSET

# Our values


TRUST &
TRANSPARENCY
PERSONAL
ACCOUNTABILITY
A PASSION
FOR WINNING
ALWAYS WITH THE INTEGRITY
BROWN SHOE COMPANY IS KNOWN FOR

# Consumer trends

## FAMILY

In the midst of a new baby boom, we realize the changing priorities and expectations of the modern family and the way they shop.  We need to redefine our approach, offer and experience (beyond marketing) in response to these changing values.  The attitudes and aspirations of the family are becoming increasingly in tune with the values of wellness.



CHANGING VALUES

# Consumer trends

## HEALTHY LIVING

Wellness and Comfort extends beyond traditional fitness. It is a holistic belief system that crosses through work, home, and social activities, and continues to grow in a variety of industries to engage those consumers who want life balance in their mind, body and spirit.



WELLNESS & COMFORT

# Consumer trends

## CONTEMPORARY
## FASHION

Fashion has transitioned over the last few years and become more accessible across price-points, resulting in new perspectives on modern style. This represents a shift to a more personal, individual and meaningful relationship with fashion.



NEW PERSPECTIVES

# Three consumer platforms


CONTEMPORARY FASHION
VIA SPIGA
Sam Edelman
FRANCO SARTO
FAMILY
FAMOUS footwear
shoes.com
HEALTHY LIVING
naturalizer
Dr.Scholl's
RYKÄ

# Strategic framework

| Mission |
|---|
| To inspire people to feel good and live better.... feet first! |

## Strategies

| **1** | **2** | **3** | **4** |
|---|---|---|---|
| **Focus on Three Consumer Platforms** | **Evolve and Align the Portfolio with the Consumer Platforms** | **Drive Investment Returns** | **Create Consumer, Product and Innovation Culture** |
| • Aligning people, leveraging brands and assets within each consumer platform<br>  - Family<br>  - Healthy Living<br>  - Contemporary Fashion | • Manage businesses against strict financial expectations (hurdles)<br>• Ensure alignment with consumer platforms<br>• Relentlessly attacking SG&A and infrastructure costs<br>• Acquisitions and divestitures | • Meet ROI expectations on capital and expense investments<br>• Elevating business intelligence<br>• Drive real estate productivity | Prioritize:<br>• Consumer-first<br>• Product style<br>• Innovation<br><br>Focus on:<br>• Trust and transparency<br>• Personal accountability<br>• A passion for winning<br>• Integrity |

# Why we believe in this strategic framework

Our strategic plan begins with the consumer, participates in the macro-consumer trends and leverages our core brands that fit naturally with the consumer platforms

Aligned with consumer growth opportunities

Company assets align well with the three consumer platforms

Creates differentiation for Brown Shoe Company

Sharpens the organization's focus

. . . which will build shareholder value over the long term.

# A strong base



Top Women's Fashion Footwear Wholesalers(1)
12ME May 2010
12ME May 2011
12ME May 2012
US$M
$900
$600
$300
$0
Nine West
Brown Shoe Company
Camuto
Deckers
Nike
Steve Madden
Skechers
Jimlar
H.H. Brown
Clarks
Collective




Top Shoe Chain Retailers(2)
12ME May 2010
12ME May 2011
12ME May 2012
US$M
$2,000
$1,500
$1,000
$500
$0
DSW
Famous Footwear
Shoe Carnival
Rack Room
Shoe Departmen t
Shoe Show


*(1) NPD Women's Fashion Footwear POS Database 12ME May; (2) NPD Consumer Panel Footwear Database 12ME May*

# Solid strategy for reaching long-term financial goals





and more profitable



opportunities

Better positioned for success in 2013 and beyond. We continue to deliver against our portfolio realignment efforts in 2012. Long-term goals are to achieve adjusted ROIC of 15% and adjusted operating margin of 8%.

# Today's agenda

| Time | Topic | Speaker | Location |
|------|-------|---------|----------|
| 10:00 a.m. ET | Brown Shoe Company strategic overview | Diane Sullivan<br>• President and CEO | Via Spiga showroom |
| 10:30 a.m. ET | Famous Footwear overview | Led by Rick Ausick<br>• President Famous Footwear | Via Spiga showroom |
| 11:30 a.m. ET | Break | | |
| 11:40 a.m. ET | Healthy Living overview | Led by John Mazurk<br>• President Healthy Living | Dr. Scholl's Shoes showroom |
| 11:40 a.m. ET | Contemporary Fashion overview | Led by Jay Schmidt<br>• President Contemporary Fashion | Franco Sarto showroom |
| 12:50 a.m. ET | Buffet lunch | | |
| 1:00 p.m.ET | Brown Shoe Company financial strategy | Russ Hammer<br>• CFO | Via Spiga showroom |
| 1:30 p.m. ET | Q&A | Led by Diane Sullivan | Via Spiga showroom |



BROWN
SHOE COMPANY



# Famous Footwear

Rick Ausick - President, Famous Footwear
Will Smith - SVP, Retail Marketing
Brad Adams - SVP, D2C

# Famous Footwear strengths

- Focused on trend-right athletic and casual styles for family

- Strong national brands consumers know and want

- Powerful national footprint

- Edited assortment of known brands

- Easy to shop experience

- Price and product strategy that consumers recognize as a value



# Famous Footwear : growth strategy



**Productivity Growth**

**Inventory**
- Edited brand assortment
- Optimization of systems and logistics

**Real Estate**
- National footprint
- Portfolio optimization
- Tighter financial criteria
- New store openings

**Consumer Engagement**
- Rewards
- Mobile
- Social
- Web

PLUS differentiated marketing approach

# Inventory : focused brand assortment

## Athletic
- Nike
- New Balance
- Converse
- Asics
- DC
- Puma
- Reebok
- Adidas
- Vans
- K-Swiss
- Saucony
- Avia
- Rykä









## Women's
- Skechers
- LifeStride
- naturalizer
- b·ø·c Born Concept
- naturalSoul by naturalizer
- madden girl
- Rocket Dog
- EUROstep
- Bearpaw live life comfortably
- Fergalicious by Fergie
- Dr Scholl's Shoes

## Men's
- Skechers
- Timberland
- Dockers
- Dr Scholl's Shoes
- Rockport
- Wolverine
- Dr. Martens AirWair
- Columbia Sportswear Company
- Sperry Top-Sider
- Clarks
- Hi-Tec
- Steve Madden

## Kid's
- Skechers
- buster brown
- Zodiac american original
- UNLISTED A Kenneth Cole Production
- Skechers Cali
- Timberland
- Sporto
- Columbia Sportswear Company
- Sperry Top-Sider

# Inventory : optimization efforts

## Current State

Upgraded planning and assortment system

Invested in key high-margin, long-lifecycle inventory

Added trend-right and core wide-width inventory

Aligned DCs to reduce costs, improved efficiency

Instituted dropship

## Next Steps

Enhance fulfillment through advanced forecasts by store/item/size

Increase Famous.com dropship vendors

# Inventory : edited brand assortment across our stores


Kids
VICTORY!
$29.99
3 KIDS
20 MINUTES
0 HEADACHES
VICTORY IS YOURS
Kids
Kids
Kids
Kids
HER EXCITEMENT
SOARED
TO A WHOLE NEW LEVEL
VICTORY IS YOURS
CONVERSE
clearance

# Real estate : national store footprint



**LOCATIONS**

# Real estate : portfolio optimization



## Sales per Sq. Ft.

22% Growth

US$

$220
$180
$140
$100

2008 2009 2010 2011 2012P 2013P 2014P

## New stores

- Stringent financial criteria set
  - Sales, sales PSF, ROS, ROIC
- Success factors
  - Established centers
  - Mature trade areas
  - Consumer profile data
  - New design elements
  - Populate new outlet malls

## Store closings

- Aggressive timeline
- Maximizing lease flexibility

# Real estate : potential new store economics

| 2012 New Stores | Metrics |
| --- | --- |
| Store size | 5,500 sq. ft. |
| CAPEX[1] | $115,000 |
| Inventory | $240,000 |
| Total initial investment | $355,000 |

| 2012 Unit Economics | Year 1 | Year 3 | Change |
| --- | --- | --- | --- |
| Sales | $1,175K | $1,325K | 13% |
| Sales per sq. ft. | $214 | $240 | 12% |
| After tax ROIC | 8% | 20% | 1,200 bps |

*Note: composite average; (1) net of allowances*

# Real estate : planned 2012 to 2014 portfolio activity

| Planned Store Openings | | | Operating Earnings |
|---|---|---|---|
| Number of Stores | Sales | Sales per Sq. Ft. | |
| 165 | $230M | $240 | $13M |
| Planned Store Closings | | | Operating (Loss) |
| Number of Stores | Sales | Sales per Sq. Ft. | |
| 190 | $160M | $120 | ($7M) |
| | | | Potential |
| | | | Improvement |
| | | | $20M |

Note: store openings reflect average projected 3$^{rd}$ year (mature) performance for anticipated 2012 to 2014 store openings; store closings reflect rolling 12 month performance, excluding allocated fixed costs

# Consumer engagement : growing the business





- 106.6M Famous Footwear store visitors in 2011

  – Nearly 25% converted to consumers for total sales of $1.5B

  – 10 bps improvement in conversion rate would add ~$6M in sales

  – Full percentage point of conversion rate growth would add ~$60M in sales

- PLUS double-digit annual growth expected at Famous.com

# Consumer engagement : growing Rewards[1] base



Rewards Members
Millions
9.0
8.5
8.0
7.5
7.0
3Q'09
1Q'10
3Q'10
1Q'11
3Q'11
1Q'12


*(1) actively shopped in past 12 months, as of May 2012; 12 million Rewards consumers actively shopped over past 24 months*

- Total Rewards sales = $900M
  - 60% of total sales
  - 55% of web sales
- Average annual spend
  - Single-channel = $100
  - Omni-channel = $160
- Average annual transactions
  - Single-channel = 2.0
  - Omni-channel = 3.3
- Retention rate
  - Single-channel = 50%
  - Omni-channel = 70%

# Consumer engagement : omni-channel

## Current State

- **138 million** online impressions

- Over **29 million visits**

- More than **9,000 skus**

- 1+ million in **smartphone purchases** via Famous Footwear mobile site

- 2011 gross **sales growth of 44%**

- Expect **> 2 million store locator visits** in 2012

## Expected State

Naturally evolve Famous Footwear consumer experience

Intuitively and systematically connect our stores, websites and home delivery platforms

Provide a simple and repeatable shopping experience



choose my store

my account  |  store locator  |  my cart

| women | men | girls | boys | accessories | brands | sale | Search | all categories ▼ | 🔍 |



CONVERSE

# ADD A LITTLE COLOR TO YOUR KICKS!

shop Converse >

BROWN SHOE COMPANY:        INSPIRE PEOPLE        FEEL GOOD        LIVE BETTER        FEET FIRST        *30*

# Consumer engagement : social and interactive

Digital world opportunity

- Lower cost
- Higher brand engagement
- Driving store traffic
- Paths to web shopping
- Price clarity
- Web branding critical

BWS omni-channel opportunity

- Inventory, assortment, fulfillment
- Consumer engagement
- Empowered Associates



facebook
OUR PROMISE TO YOU IS SIMPLE: FAMOUS BRANDS
FAMOUSLY EASY TO SHOP
SO THE WHOLE FAMILY WINS
Famous Footwear
393k

Famous Footwear
Tweets

Famous Footwear
All About Mom
Let's Get Physical
Summertime!
Cute for the Kiddos
Stylish Shoe Storage
Night on the Town
Man Up!
Just For Fun
On-The-Go & Looking
Shoe Love

# Brand differentiating marketing

# Vision

WE WILL BE
THE PLACE OF CHOICE
WHERE AMERICAN FAMILIES WIN
WHEN SHOPPING FOR
BRAND NAME SHOES



OUR PROMISE TO YOU IS SIMPLE: FAMOUS BRANDS FAMOUSLY EASY TO SHOP SO THE WHOLE FAMILY WINS

# Value proposition


CONVERSE
SPERRY TOP-SIDER
adidas
new balance
FERGALICIOUS BY FERGIE
DOCKERS
Reebok
saucony
CARLOS
STEVE MADDEN
naturalizer
FRANCO SARTO
SKECHERS
VANS
b·ø·c
crocs
BEARPAW

**HUNDREDS OF BRANDS**

**THOUSANDS OF STYLES**

**COUNTLESS VICTORIES**



FAMOUSLY
EASY
ASSORTMENT
Sought-after brands, must-have styles, tried-and-true classics
CONVENIENCE
Shop for your whole family under one roof
SERVICE
Knowledgeable sales associates
FULFILLMENT
If you can't find it, we'll ship it
LOCATIONS
1,100 stores, online or on-the-go

# FAMOUSLY EASY.
## IF YOU CAN'T FIND IT, WE'LL SHIP IT.



# FAMOUSLY EASY.

## 1,100 STORES. FAMOUS.COM. MOBILE.





FAMOUS BRANDS.
FAMOUSLY EASY.

FAMOUS
footwear™

VICTORY IS YOURS™



# Pathway to Victory

- Diversify media mix

- Integrate and elevate in-store imagery and product storytelling

- Drive category leadership around family-shop

- Enhance and extend digital, social and consumer engagement tactics



# New campaign : highlights

- Showcases brands

- Incredible shoe shots

- Insight into mind of Mom and Dad

- Consistent

- Build each season

**FAMOUS BRANDS.**
**FAMOUSLY EASY.** **FAMOUS footwear.**
**VICTORY IS YOURS**

**FAMOUS footwear**

# New campaign : examples

- Nike
- Sperry
- Adidas
- New Balance
- DC
- Nike

**FAMOUS BRANDS. FAMOUSLY EASY.** FAMOUS footwear.
**VICTORY IS YOURS**

FAMOUS footwear

# 2012 Back to School media highlights

Continue to employ media we know works, while diversifying to extend reach and increase coverage to more stores

## Media we know works....

- National TV remains core of plan

- News/weather/traffic radio in 39 local markets

- BTS print tab with BOGO messaging

## New media for BTS 2012

- National TV expanded to include network early morning

- Cinema added to extend local coverage to more markets

- Outdoor booked for four weeks in 38 markets

- Pandora added for eight weeks to support BOGO

- Online advertising will distribute coupon offers

# New elevated contemporary imagery



# HOW VICTORY COMES TO LIFE IN OUR STORES



# Our Victory will come through...



- National brand impact
  - Known, wanted brands
- Easy shopping experience
  - National footprint
  - Targeting family with product and convenience
  - Service model gives consumers what they want
- Better consumer engagement
  - Rewards
  - Social/digital shopping
- Productivity growth
  - Inventory, real estate, marketing



FAMOUS BRANDS. FAMOUSLY EASY.

FAMOUS footwear™

VICTORY IS YOURS™



| Famous Footwear



## Healthy Living

John Mazurk - President
John Malpiedi - GM, Naturalizer Brands
Deb Krivelow - GM, LifeStride
Keith Duplain - GM, Dr. Scholl's Shoes
Tim Joyce - GM, Avia and Ryka
Dave Vattes - Director, Footwear Innovation

# Healthy Living : creating a marketplace advantage

**Strategy**

- Product
  - Comfort **plus** additional measurable benefit

- Community
  - Connection to something bigger... a better way to engage

- Knowledge
  - Helping people make smarter choices to achieve their healthy living goals

**Tactics**

- F.I.T.
  - Established Footwear Innovation Team to create, improve, test, commercialize

- Consumer driven
  - Immersed in lifestyle to create end-use solutions and improvements... feet first

- Communicate
  - Product storytelling : benefits, authentic features, multiple touch points



THE STYLIZER
TRANSFORMS A WARDROBE IN SECONDS

## naturalizer

- **Brand** : first American footwear brand designed exclusively for women
  - 85 year heritage of delivering innovative comfort, fit and style
- **Consumer** : 8M women buy Naturalizer annually in U.S.
  - Busy 24/7 life -- wants shoes that feel as good at end of day as at beginning
- **Strengths** : top 10 U.S. fashion footwear brand
  - Available in > 4,000 retail locations in 62 countries

# DESIGNED FOR YOUR TERRAIN.

*Your life is your path. Your shoes are your vehicles. N5 Comfort Technology is the driving force to get you there - anywhere & everywhere - you need to be. From day-to-night, work-to-weekend.*





*Life Stride*
SOFT SYSTEM™

- **Brand** : enabling women to move from work to weekend in their own unique style
  – For over 70 years

- **Consumer** : women who want trend-right footwear
  – At an affordable price
  – For their on-the-go lifestyle
  – No. 2 women's fashion footwear brand in shoe chains[1]

- **Strength** : comfort, followed by value and style
  – No. 1 reason consumers purchase LifeStride[2]

*(1) NPD three-months ended April 2012, excludes private label*
*(2) Consumer Experience Study, December 2011*



# LifeStride SoftSystem : science behind technology

Pressure mapping comparison

Before


Left
(^P) 57 PSI @P/SA 86%
(^P) 35 PSI @P/SA 82%
(^P) 37 PSI @P/SA 23%

After


Left
(^P) 45 PSI @P/SA 86%
(^P) 29 PSI @P/SA 82%
(^P) 33 PSI @P/SA 16%

- Soft delivers an all day comfort experience
  - Lower pressure
  - Optimum flexibility
  - Provides cushioning
  - Increases foot contact and comfort perception
  - Conforms to custom footprint
  - Less foot fatigue
  - Increases range of motion when walking







- **Brand** : Authentic American lifestyle brand
  - 97% consumer awareness
  - 100 years of making feet feel good
- **Consumer** : attracts broad range via multiple channels
  - Men and women who live active, healthy lives in relaxed style
- **Strength** : footwear that incorporates comfort, innovation and fashion at a real value to consumers

# Dr. Scholl's Shoes : product strategy



AUTHENTIC AMERICAN BRAND

UNDERSTANDING OF FOOT HEALTH

MERCK RELATIONSHIP

BRAND HERITAGE

DESIGN ICONIC PRODUCT

FOOTWEAR INNOVATION TEAM

CONSUMER RESEARCH

NEW DESIGN DIRECTOR

MARKET & TREND INSIGHTS

UNDERSTANDING CONSUMERS

INNOVATION

INSPIRATION TRIPS

DESIGN PRODUCT FROM THE INSIDE OUT

TRUE FLEX          FREE STEP™          TRUE LITE™          FREE STEP™





- **Brand** : founded in 1979 on a passion to provide footwear for serious athletes
  - As technology advanced, so did we -- developing innovative shoe designs that revolutionized athletic footwear
- **Consumer** : active fitness minded adults -- health and wellness take precedence
- **Strength** : 33 year commitment to the gym and sports-minded enthusiasts









- **Brand :** the women only sport company for 25 years
  - Dedicated to innovative solutions for women's athletic gear
- **Consumer :** unique, loyal consumer who relies on Ryka for style, performance
  - Values involvement in women's social causes
- **Strength :** Ryka stands out in a cluttered athletic footwear industry
  - Exclusive women's athletic brand addressing women's physical and social needs





Staggered flex channels

(2) Outsole grade EVA

Deep flex vents

Structured overlays for support



Higher side walls for medial control

Outsole grade EVA

Proprietary low density foam

(1) Low density foam



Healthy Living



BROWN
SHOE COMPANY

| Contemporary Fashion
Jay Schmidt - President
Donna Siciliano - SVP and GM, Franco Sarto
Jennifer Masella - VP and GM, Image Brands

# Contemporary Fashion : approach and mission

## Approach

- Constant flow of product addresses modern, on-trend customer who....
    - Loves fashion
    - Wants it more often
    - Uses trend as a key determinant to purchase
- Accessibility across multiple price-points : requires a well-balanced brand portfolio

## Mission

- Drive business by...
    - Investing in talent
    - Producing best-in-class footwear
    - Unleashing superior value across each brand
- Product-first culture
    - Investing in design, product development
- Profit-focused objective
    - Renewed disciplines
    - Expanding best practices

# VINCE.



"The new Vince footwear line will stand out in the contemporary market for its easy, effortless wearability."

- Carla DeFreitas, design director

- Footwear license based on successful sportswear line
- Relaxed, luxury, casual footwear
  - Launched February 2012
  - Sourced in Italy
- Key top-tier account placement

# vince.





**VERA WANG**

- Footwear vision : youthful and eclectic
  - Pairing unique materials with unexpected detailing
- New brand identity for fall 2012
- Redefine wear to work category
- Explode signature jeweled fashion footwear

# Fall 2012 Campaign
: Elle
: Harper's Bazaar
: Vogue
: W





# VIA SPIGA

"Via Spiga is a brand that has stood out to me. It's very exciting to meet this challenge with a brand that aligns with my personal design philosophy."

- – Edmundo Castillo, creative director

- Continue brand elevation
  - – Ensure strong fall 2012 launch -- retail events, social media, PR and marketing initiatives
  - – Grow profitable top-tier accounts



# Fall 2012 Campaign

Elle :
Harper's Bazaar :
Vogue :



# Sam Edelman

- Creative visionary and legend in footwear industry

- Shoes built straight from the hottest trends and runways around the world

  – At a price-point every woman can afford

- Imaginative, trend-on, must-have shoes

  – Seen everywhere from the hottest fashion magazines to the soles of A-list celebrities



Sam Edelman

# FRANCO SARTO



- Founded in 1991
  - Continues to deliver superbly crafted, modern fashion footwear
- Three-tiered strategy
  - Drive elevated fashion to better department store consumers via Artist's Collection
  - Intensify core assortments, depth and strategies
  - Successes and learnings being translated to Studio Paolo and Nickels brands at mid-tier

# Fall 2012 Campaign
: Vogue



Franco Sarto

THE ARTIST'S COLLECTION



"Music inspired my collection. The beauty of color, the beauty of symmetry, the beauty of passion... all of that together really makes a beautiful shoe."

&mdash; Carlos Santana

- The Sound of Style
  - Vibrant colors, textured materials and details
  - The woman who dresses to be noticed
  - Strong Latino following
  - Macy's is key customer





"As we enter the fifth year of this partnership, I couldn't be happier.  These lines reflect my style - feminine, fun and sexy…"

  – Fergie, Grammy Award-winning artist

- Two-tier strategy
- New design director
  – Carlos Molina
- Confident, chic footwear with glam rock influence
- Continue to maximize Fergie name through all PR/media channels



# Contemporary Fashion : summary

- Investment in talent

- Best-in-class product

- Relevant brand portfolio

- Superior value across
  each brand





| Contemporary Fashion



# Financial Overview
Russ Hammer, CFO

# Why Brown Shoe Company

1. Strong portfolio of brands aligned with consumer trends

2. Executing against portfolio realignment efforts

3. Targeting long-term earnings growth

4. Well positioned balance sheet

5. Strong management team



**Not the same Brown Shoe Company...
focused, dynamic and executing for improvement**

# 1. Strong portfolio of brands

Aligned with long-term consumer trends

## Family

- Famous Footwear : a leading footwear chain



$2,000
$1,000
$0
Sales US$M
DSW
Famous Footwear
Shoe Carnival
Rack Room
Shoe Dept.
Shoe Show


*NPD Consumer Panel TTM May 2012*

## Wholesale

- Contemporary Fashion
  - Fastest growing part of wholesale portfolio
- Healthy Living
  - Diversified across mass, mid-tier, department store channels



$900
$450
$0
Sales US$M
Nine West
Brown Shoe Co.
Camuto
Deckers
Nike
Steve Madden


*NPD POS Women's Fashion Footwear TTM May 2012*

# 2. Executing against portfolio realignment

| Event | Timing of Completion | Timing of Benefit | Revenue Reduction | Cash & Non-Cash Costs | SG&A Savings | EBIT Benefit |
|---|---|---|---|---|---|---|
| **Infrastructure** | | | | $17 | $7 | $7 |
| Closed Sun Prairie distribution center | 1Q'12 | 2Q'12 | | | | |
| Closed China factory | 4Q'11 | 2012 | | | | |
| Closing Sikeston distribution center | 2H'12 | 2013 | | | | |
| Other cost reduction initiatives | 2012 | 2012 | | | | |
| **Retail** | | | | $10 | $52 | $7 |
| Closed or relocated 70 Famous Footwear stores | 2011 | 2012 | | | | |
| Plan to close or relocate 90 Famous Footwear stores | 2012 | Begin 2H'12 | | | | |
| Closing 20 Brown Shoe Closet and F.X. LaSalle stores | End of 1H'12 | 2H'12 | | | | |
| **Brands** | | | | ($9) | $21 | $0 |
| Sold AND 1 | 3Q'11 | 4Q'11 | | | | |
| Exited and licensed children's wholesale business | 1Q'12 | 2Q'12 | | | | |
| Exiting some women's specialty and private brands | 1Q'12 | 2Q'12 | | | | |
| *All US$M approximate* | | TOTAL | $210 | $18 | $80 | $14 |

# 2. Strategy driving results : strong 1Q'12

- Executing tough but necessary portfolio realignment work
  - Eliminating related indirect costs
- Topline sales growth and good expense management
  - Good weather, earlier Easter holiday and easier quarterly comp
  - Seeing positive results from portfolio realignment efforts

| US$M, except per share (unaudited) | 1Q'12 | 1Q'11 | Change |
|---|---|---|---|
| Consolidated net sales | $626.4 | $619.6 | 1% |
| Gross profit | 239.1 | 248.0 | (3.6%) |
| *Margin* | *38.2%* | *40.0%* | *-180 bps* |
| Net earnings | $1.7 | $3.7 | (54%) |
| *Per diluted share* | *$0.04* | *$0.08* | *(50%)* |
| Adjusted earnings | $10.0 | $7.0 | 44% |
| *Adjusted per diluted share* | *$0.23* | *$0.16* | *44%* |
| SG&A expenses | 218.9 | 234.2 | (6.5%) |
| *% of net sales* | *35.0%* | *37.8%* | *-280 bps* |



# 3. Targeting long-term earnings growth

## Continued execution of successful real estate strategy

Famous Footwear sales per square foot growth of 22%

BROWN SHOE COMPANY:        INSPIRE PEOPLE        FEEL GOOD        LIVE BETTER        FEET FIRST    *86*

# 3. Targeting long-term earnings growth

- Growing omni-channel to respond to consumer demand
  - Optimizing shoes.com operating model
  - Continuing to grow Famous Footwear omni-channel
  - Maximizing Naturalizer by expanding omni-channel strategy



Total E-commerce
sales growth



Famous.com
% of Famous Footwear sales



Naturalizer Sales
2011 sales by channel

# 3. Targeting long-term earnings growth

- Exiting brands as part of portfolio realignment
  - Adapting to industry changes
- Aligning portfolio against long-term consumer trends
  - Contemporary Fashion sharpening focus on key brands
  - Healthy Living combining comfort with style
- Leads to targeted high-single digit operating margin by 2014



Footwear Industry source: NPD Consumer Panel 12 ME January 2012; retail dollars shown

# 3. Targeting long-term earnings growth



## Reducing SG&A and infrastructure costs

BROWN SHOE COMPANY:        INSPIRE PEOPLE        FEEL GOOD        LIVE BETTER        FEET FIRST    *89*

# 4. Improving balance sheet strength

- Improved capital structure and liquidity

- Expanded revolver from $350M to $530M

- Employing strong operational cash flows and efficient use of working capital to pay down outstanding borrowings

- Improving debt to capital ratio



Debt to Capital



Working Capital[1]
as a percent of sales



Net Current (Debt)[1]
US$M

*(1) excluding net current debt; (2) net current debt represents cash and cash equivalents less borrowings under revolving credit agreement*

# Results : steady progress toward long-term goals

- Realistic sales growth assumptions with focus on improving profitability
- Continued reduction of direct and indirect costs through portfolio realignment efforts
- Long-term growth targets of 15% adjusted ROIC and adjusted operating margin of 8%

### Adjusted ROIC



### Adj. Operating Margin



*Note: adjusted ROIC is adjusted operating earnings (excluding certain gains, charges and recoveries) for the period adjusted for income taxes divided by the average month-end invested capital (shareholders' equity plus long-term debt and revolver borrowings) during the period. Adjusted operating margin is adjusted operating earnings divided by net sales.*

# Maintaining 2012 guidance

| Metric | FY'12 |
| --- | --- |
| Consolidated net sales | $2.57 to $2.59 billion |
| Famous Footwear same-store sales | Flat to up low single-digits |
| Wholesale Operations net sales | Down low single-digits, reflecting brand exits |
| Gross profit margin | Up 20 to 40 basis points |
| SG&A | $920 to $925 million |
| Non-recurring costs | ~$20 million |
| Net interest expense | $23 to $25 million |
| Effective tax rate | 38% to 40% |
| Earnings per diluted share | $0.53 to $0.65 |
| Adjusted earnings per diluted share | $0.83 to $0.95 |
| Depreciation and amortization | $57 to $58 million |
| Capital expenditures | $58 to $60 million |

# Why Brown Shoe Company



1. Strong portfolio of brands aligned with consumer trends

2. Executing against portfolio realignment efforts

3. Targeting long-term earnings growth

4. Well positioned balance sheet

5. Strong management team

**Not the same Brown Shoe Company... focused, dynamic and executing for improvement**



| Additional Materials

# Brown Shoe Company participants

Diane Sullivan
*President and CEO*
With BWS since 2004
Over 25 years industry experience


Russ Hammer
*SVP and CFO*
With BWS since 2012
Over 30 years finance experience


Rick Ausick
*President, Famous Footwear*
With BWS since 2002
Over 30 years industry experience


Sam Edelman
*President, Sam Edelman Shoe*
With BWS since 2010
Over 30 years industry experience


Dan Friedman
*President, Global Supply Chain*
With BWS since 2006
Over 25 years industry experience


John Mazurk
*President, Healthy Living*
With BWS since 2002
Over 30 years industry experience


Jay Schmidt
*President, Contemporary Fashion*
With BWS since 2008
Over 25 years industry experience


# Brown Shoe Company participants

**Brad Adams**
*SVP, D2C and shoes.com*
With BWS since 1982
Over 30 years industry experience


**Keith Duplain**
*SVP and GM, Dr. Scholl's Shoes*
With BWS since 2005
Over 17 years industry experience


**Tim Joyce**
*SVP and GM, Brown California*
With BWS since 2011
Over 30 years industry experience


**John Malpiedi**
*SVP and GM, Naturalizer Brands*
With BWS since 2003
Over 17 years industry experience


**Donna Siciliano**
*SVP and GM, Franco Sarto,*
With BWS since 2006
Over 24 years industry experience


**Will Smith**
*SVP Marketing, Famous Footwear*
With BWS since 2008
Over 25 years marketing experience


**Deb Krivelow**
*VP and GM, LifeStride*
With BWS since 2006
Over 18 years industry experience


**Jennifer Masella**
*VP and GM, Image Brands*
With BWS since 2010
Over 18 years industry experience


**Peggy Reilly Tharp**
*Vice President, Investor Relations*
With BWS since 2011
Over 12 years IR experience


**Dave Vattes**
*Director of Footwear Innovation*
With BWS since 2009
30 years industry experience


BROWN SHOE COMPANY:      INSPIRE PEOPLE      FEEL GOOD      LIVE BETTER      FEET FIRST

# Brown Shoe Company structure


President and CEO
Global Supply Chain
Sourcing
Supply Chain
Talent and Strategy
Talent
Strategic Planning
International
Benefits
Famous Footwear
Healthy Living
Contemp. Fashion
Finance
Treasury
Finance
Information Systems
Investor Relations
Real Estate
Tax
General Counsel, Corp. Secy.
Audit
Legal
Risk Management

BROWN SHOE COMPANY: INSPIRE PEOPLE FEEL GOOD LIVE BETTER FEET FIRST


INSPIRE
PEOPLE
FEEL
GOOD
LIVE
BETTER
FEET FIRST
For more information
Peggy Reilly Tharp
VP, Investor Relations
314.854.4134
ptharp@brownshoe.com